Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2015	2014	2013
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$26,264	$24,758	$21,629

Less: Dividend Requirements on Preferred Stock	12	14	14

Net Income Applicable to Common Stock	$26,252	$24,744	$21,615

Average Number of Common Shares Outstanding—Basic	13,917	13,843	13,773

Dilutive Effect of Stock Options and Restricted Stock	3	4	2

Average Number of Common Shares Outstanding—Diluted	13,920	13,847	13,775

Earnings Per Share—Basic	$1.89	$1.79	$1.57

Earnings Per Share—Diluted	$1.89	$1.79	$1.57